January 27, 2021 VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549 Attn: Alexandra Barone

Re:    Colonnade Acquisition Corp.

Registration Statement on Form S-4

Filed December 22, 2020

File No. 333-251611

Dear Ms. Barone:

On behalf of our client, Colonnade Acquisition Corp., a Cayman Islands exempted company (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement on Form S-4 filed on December 22, 2020 (the “Registration Statement”), which comments are set forth in the Staff’s letter, dated January 21, 2021 (the “Comment Letter”). The Company is concurrently filing Amendment No. 1 to the Company’s Registration Statement (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement.

Registration Statement on Form S-4 Submitted on December 22, 2020

Comparative Share Information, page 49

1.	Disclose pro forma book value per share for Colonnade and Ouster. We refer you to our pro forma balance sheet comments below.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 50 of the Amended Registration Statement.

Projected Financial Information, page 135

2.

We note that the disclosed prospective financial information for Ouster, Inc. is a summary of projections provided by Ouster to CLA. Tell us whether any other information was provided to CLA to support the projections. If so, disclose the material estimates and hypothetical assumptions upon which they are based.

U.S. Securities and Exchange Commission

January 27, 2021

Response: The Company has revised the disclosure beginning on page 135 of the Amended Registration Statement to clarify the disclosure describing the material estimates and hypothetical assumptions that were provided to the Company and upon which such prospective financial information was based.

Unaudited Pro Forma Condensed Combined Financial Information, page 177

3.

We note that the table on page 180 reflects post-merger ownership interests under two conditions: no redemption and full redemption by former CLA Class A shareholders. Please expand your disclosures to clarify how the ownership interests of the various parties will change depending upon an actual redemption of CLA Class A between these two polar extremes.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 180 of the Amended Registration Statement.

4.

We note for accounting purposes, the Business Combination will be treated as a reverse recapitalization of Ouster, the equivalent of Ouster issuing stock for the net assets (primarily cash) of CLA, accompanied by a recapitalization. In light of this conclusion, it is unclear why you refer to the merger as a business combination or disclose why Ouster has been determined to be an accounting acquirer. Please revise your disclosures on page 177 and elsewhere throughout your filing so that they are consistent with your accounting conclusion.

Response: In response to the Staff’s comment, the Company has revised its disclosure beginning on page 177 of the Amended Registration Statement and elsewhere in the section titled “Unaudited Pro Forma Condensed Combined Financial Information.”

Unaudited Pro Forma Condensed Combined Balance Sheet, page 181

5.

Please revise the pro forma balance sheet to present first a Colonnade pro forma balance sheet assuming no redemptions and a Colonnade pro forma balance sheet assuming maximum redemptions, before presenting the pro forma combined balance sheets. In separate adjustment columns following the Colonnade historical balance sheet, present pro forma adjustments to give effect to:

•	the liquidation and reclassification of $200.0 million of investments held in the trust account to cash;

•	the payment of $7.0 million of deferred underwriters’ fees; and

•	the reclassification of CLA common stock subject to possible redemption to permanent equity, assuming no redemptions.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 181 – 182 of the Amended Registration Statement.

U.S. Securities and Exchange Commission

January 27, 2021

6.

Please present an Ouster, Inc. pro forma balance sheet before presenting the pro forma combined balance sheets. Present in a separate column following the Ouster, Inc. historical balance sheet, pro forma adjustments to give effect to:

•	the conversion of all outstanding shares of Ouster’s redeemable convertible preferred stock into shares of Ouster common stock;

•	the net share settlement of all outstanding Ouster warrants and the elimination of the warrant liability; and

•	an accrual for the estimated direct and incremental transaction costs incurred by Ouster related to the Business Combination.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 181 – 182 of the Amended Registration Statement.

7.	Please disclose in footnote 2(J) the ratio of the exchange of Ouster common stock for Ouster PubCo common stock.

Response: In response to the Staff’s comment, the Company has revised its disclosure in footnote 2(K) (formerly footnote 2(J)) on page 186 of the Amended Registration Statement.

Information about Ouster

Market Opportunity, page 203

8.	Please disclose the material facts and underlying assumptions that support your internal estimate that your global total addressable market will be more than $8 billion by 2025.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 204 of the Amended Registration Statement.

Facilities, page 219

9.	Please file your material leases as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has filed the material leases as exhibits to the of the Amended Registration Statement.

Ouster’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 220

10.	Tell us whether there are any financial metrics used by Ouster’s management to evaluate financial performance.

U.S. Securities and Exchange Commission

January 27, 2021

Response: Given Ouster’s limited operating and sales history, Ouster’s management has historically evaluated and currently evaluates the financial performance of the business primarily in light of Ouster’s sales and uses of cash. In evaluating sales, Ouster’s management focuses primarily on revenue, cost of revenue, gross profit (loss) and gross margin, each as presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and as discussed in the section of the Registration Statement titled “Ouster’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” (the “Ouster MD&A”). In evaluating uses of cash, and given Ouster’s continued investment in innovation, Ouster’s management focuses primarily on net cash used in operating activities, with particular attention to research and development expenses, both as presented in accordance with GAAP and as discussed in the Ouster MD&A.

Executive Compensation, page 246

11.	Please provide 2019 and 2020 compensation information for Ouster’s named executive officers. See Item Instruction 1 to 402(c) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure beginning on page 247 of the Amended Registration Statement and elsewhere in the section titled “Executive Compensation.”

Exclusive Forum, page 265

12.

We note that the exclusive forum provision under Ouster PubCo’s Proposed Certificate of Incorporation designates the federal district courts of the United States as the exclusive forum for Securities Act claims. Please state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Additionally, please highlight potential enforceability concerns in light of the fact that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 266 of the Amended Registration Statement. The Company also directs the Staff’s attention to the existing disclosure on page 267 indicating that investors cannot waive compliance with federal securities laws and the rules and regulations thereunder.

Ouster, Inc. Financial Statements

Consolidated Statements of Operations and Comprehensive Loss, page F-63

13.	Please revise the income statement line-item description “Gross Profit” to indicate there was a gross loss. Similarly revise the interim period income statement and the pro forma income statements.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 44 and elsewhere in the Amended Registration Statement.

U.S. Securities and Exchange Commission

January 27, 2021

General

14.

Please provide us with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Securities Act Section 5(d), whether or not they retain copies of the communications.

Response: The Company will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

* * *

Please do not hesitate to contact Daniel Nussen at (213) 620-7796 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:     Joseph S. Sambuco, Chairman of the Board of Directors, Colonnade Acquisition Corp.

Justin Hamill, Latham & Watkins LLP

Benjamin Potter, Latham & Watkins LLP

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